# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prenetics Global Ltd, CIK 0001876431
CUSIP: G72245122
Title of class of securities: Class A Ordinary Shares, par value $0.0015 per share
Address of issuer's principal executive offices: 7/F, K11 ATELIER, 728 KING'S ROAD, QUARRY BAY, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-22-004027
Filed by CIK 0001943105

## Reporting persons
- Genetel Bioventures Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 488,857; shared voting power 0; sole dispositive power 488,857; shared dispositive power 0; aggregate amount beneficially owned 488,857 (3.3% of the class)
- Michael Yang Mengsu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 488,857; shared voting power 0; sole dispositive power 488,857; shared dispositive power 0; aggregate amount beneficially owned 488,857 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Prenetics Global Ltd
Address of issuer's principal executive offices: Unit 703-706, K11 Atelier King's Road 728 King's Road, Quarry Bay, Hong Kong.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Genetel Bioventures Limited ("Genetel"), a Hong Kong private limited company; and

(ii) Michael Yang Mengsu ("Mr. Yang Mengsu"), the controlling shareholder of Genetel.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 7B Yardley Commercial Building, 3 Connaught Road West, Sheung Wan, Hong Kong.
Citizenship: Genetel is a Hong Kong private limited company. Mr. Yang Mengsu is a citizen of China (Hong Kong SAR).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 14,697,463 Class A Ordinary Shares outstanding as of March 31, 2026, as reported in the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2026.
Percent of class: 3.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Genetel Bioventures Ltd: /s/ George William Hunter Cautherley, By: Genetel Bioventures Ltd., By: George William Hunter Cautherley, Director (04/22/2025)
- Michael Yang Mengsu: /s/ Michael Yang Mengsu, Michael Yang Mengsu, Individually (04/22/2025)